FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                13 September 2007


                                File no. 0-17630


                                   Acquisition



                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Acquisition






                            N E W S   R E L E A S E
                                                               13 September 2007



                  CRH'S AMERICAS MATERIALS DIVISION COMPLETES
                      FOUR ACQUISITIONS FOR US$350 MILLION


CRH plc, the international building materials group, announces four separate acquisitions by its Americas Materials Division for a total combined cash consideration, including debt assumed, of US$350 million (euro 258 million). Intangible assets (largely goodwill) arising on these four transactions amount to approximately US$140 million. The combined businesses reported EBITDA of US$53 million in 2006 on sales of US$360 million.

In early September, the Americas Materials Division acquired Conrad Yelvington Distributors, Inc. ("CYDI") the largest rail distributor of aggregates in the Southeast US. CYDI is headquartered in Daytona Beach, Florida, and handles approximately 10 million tons of materials through its network of 27 rail-served distribution terminals located throughout Florida and in Alabama, Mississippi and Michigan. CYDI leases over 1,800 railcars and owns 35 locomotives for railcar movements, and most of its yards are strategically located in immediate proximity to large aggregates consumers. CYDI is a strong geographic and complementary fit with Americas Materials' APAC business (acquired in August
2006), and also with CRH's extensive local Precast and Architectural Products businesses in the Southeast US. This acquisition is a key step in furthering the integration of CRH's Materials and Products operations in the important Florida market.

The Materials Division's West region acquired two integrated aggregates, asphalt, readymixed concrete and paving/construction businesses during August:
Eugene Sand & Gravel, based in Eugene, Oregon, and Cessford Construction, which operates in central and eastern Iowa and in west central Illinois. These businesses have combined aggregates reserves of approximately 160 million tons and in 2006 produced 2.3 million tons of aggregates, 0.4 million tons of asphalt and 0.3 million cubic yards of readymixed concrete. Eugene Sand & Gravel is an excellent fit with our existing operations in Oregon, and in particular with the Egge Sand & Gravel business which was acquired in October 2006. Cessford represents a significant market expansion in Iowa .

At the end of August, the Materials Division's Mid-Atlantic region acquired McMinn's Asphalt and Prospect Aggregates, a vertically integrated materials business based near Lancaster, Pennsylvania. From its network of two quarries, five asphalt plants and four concrete plants, McMinn's produces 1.7 million tons of aggregates, 0.7 million tons of asphalt and 0.2 million cubic yards of concrete annually. McMinn's is an excellent geographic fit with our existing Pennsy Supply operation in south-central Pennsylvania, adding approximately 170 million of well-located reserves and providing a good growth platform for further vertically integrated expansion.

Commenting of these acquisitions, Liam O'Mahony, Chief Executive of CRH said:
"The recent acquisition of CYDI represents a major expansion of our materials business in Florida, adding a highly respected key player in the materials supply chain with an extensive and efficient rail distribution network in this large and long-term growth market. CYDI is a superb fit with CRH's existing operations in Florida, and should be an excellent development platform for future growth. The other three transactions are in keeping with our ongoing strategy of adding strong, well-managed businesses with good market and reserve positions to our existing Materials operations across the United States."


Contact CRH at Dublin 404 1000 (+353 1 404 1000)
Liam O'Mahony, Chief Executive
Myles Lee, Finance Director
Eimear O'Flynn, Head of Investor Relations
Maeve Carton, Group Controller


       CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland TELEPHONE
                       +353.1.4041000 FAX +353.1.4041007

E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                        Square, Dublin 2, Ireland




                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  13 September 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director